Filed By Developers Diversified Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

On January 15, 2003, Developers Diversified Realty Corporation disseminated the following press release:

Developers Diversified Realty Comments on Kmart Store Closures and Reaffirms 2003 Earnings Guidance

CLEVELAND, Jan. 15 — Developers Diversified Realty (NYSE: DDR) today commented on the store closure list released yesterday by Kmart. The list indicated Kmart would close 326 locations, three of which are owned by Developers Diversified. The three stores, which are located in Plainville, CT; Ormond Beach, FL; and St. Paul, MN represent aggregate annual rental revenues of approximately $2.36 million. Developers Diversified has already received strong indications of tenant interest for all three locations. Therefore, the Company expects minimal or no rental loss as a result of the expected closures.

Developers Diversified, which has announced its intent to merge with JDN Realty Corporation subject to the approval of the shareholders of both companies, also commented that Kmart's store closure list included three locations that are owned by JDN. These stores, which are located in Richmond, KY; Suwanee, GA; and Chattanooga, TN; represent aggregate annual rental revenues of approximately $1.59 million to JDN. JDN and Developers Diversified have also received strong indications of tenant interest for these locations.

Developers Diversified and JDN Realty have not entered into rent relief agreements with Kmart on any of the 14 remaining locations in the Developers Diversified portfolio or the one remaining location in the JDN Realty portfolio.

Scott Wolstein, Chairman and CEO of Developers Diversified, commented, "We are pleased that the information released by Kmart identified leases in our portfolio that have positive market value. Given that information, we are reaffirming our previous earnings guidance for 2003."

Developers Diversified currently owns and manages approximately 250 shopping centers in 43 states totaling over 60 million square feet of retail real estate. Developers Diversified is a self-administered and managed real estate investment trust (REIT) operating as a fully integrated real estate company which acquires, develops and manages shopping centers. You can learn more about DDR on the Internet at http://www.ddrc.com.

Developers Diversified Realty Corporation considers portions of this information to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934, both as amended, with respect to the Company's expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact may be deemed to be forward looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including, among other factors, local conditions such as oversupply of space or a reduction in demand for real estate in the area, competition from other available space, dependence on rental income from real property or the loss of a major tenant. For more details on the risk factors, please refer to the Company's Form on 10-K as of December 31, 2001.

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Additional Information concerning the Merger and Where You can Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR's 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

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CONTACT: Michelle A. Mahue, Director of Investor Relations of Developers Diversified Realty, +1-216-755-5500, or mmahue@ddrc.com